SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

Yahoo! Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Yang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,183,062 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 40,183,062 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,183,062 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.8% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 166,666 shares issuable upon the exercise of stock options held by Mr. Yang that are exercisable within 60 days of December 31, 2002.  Does not include 3,155 shares held by the reporting person’s wife.  The reporting person disclaims ownership of the 3,155 shares held by the reporting person’s wife, and this schedule shall not be deemed an admission that the reporting person is the beneficial owner for the purpose of Section 13, Section 16 or for any other purpose.

(2) Based upon 590,895,000 shares of Yahoo! Inc., common stock outstanding at October 25, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, as filed with the SEC on November 1, 2002.

Item 1.
	(a)	Name of Issuer Yahoo! Inc.
	(b)	Address of Issuer's Principal Executive Offices 701 First Avenue, Sunnyvale, CA 94089

Item 2.
	(a)	Name of Person Filing Jerry Yang
	(b)	Address of Principal Business Office or, if none, Residence Same as Item 1(b)
	(c)	Citizenship See Row 4 of cover page
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 984332-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page
	(b)	Percent of class: See Row 11 of cover page
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page
(ii) Shared power to vote or to direct the vote See Row 6 of cover page
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ Jerry Yang
Signature
Jerry Yang, Chief Yahoo
Name/Title